

**BLACKROCK**

03 JUN -5 ... 21

May 28, 2003



03022836

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

SUPPL

Dear Sirs:

**RE: Section 12g3-2(b) Exemption**
**File No. 82-4555**

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) 2002 Annual Information Form
2) 2003 1st Quarter Interim Report

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
**BLACKROCK VENTURES INC.**

Don Cook
Vice –President Finance

PROCESSED
JUN 24 2003
THOMSON
FINANCIAL

dw 6/19

BUILDING VALUE THROUGH

HEAVY OIL

BLACKROCK

VENTURES INC.

File #82-4555

# Q1 Quarterly Report

For the three months ending March 31, 2003



## Highlights

*Highlights of activities during the three months ended March 31, 2003 were:*

- Commenced development drilling on the Central block at Seal – seven horizontal wells drilled.
- Tested four additional blocks at Seal with positive results achieved on each block.
- Conventional oil production averaged 3,068 barrels per day, a 15 percent increase from the first quarter of 2002.
- Production revenues increased 81 percent to $8.5 million; cash flow increased 123 percent to $4.6 million.

| Financial | Q1 2003 | Q1 2002 |
|---|---|---|
| (in thousands, except per share amounts) | | |
| Revenue[1] | $ 8,463 | $ 4,669 |
| Cash flow | $ 4,595 | $ 2,056 |
| Per share | $ 0.06 | $ 0.04 |
| Earnings | $ 1,690 | $ 411 |
| Per share | $ 0.02 | $ 0.01 |
| Capital expenditures | $ 7,781 | $ 2,606 |
| Working capital | $ 29,143 | $ 17,937 |
| Common shares outstanding (000s) | 72,358 | 66,860 |
| **Operating** | | |
| Sales (boe/day) | | |
| Conventional properties | 3,068 | 2,659 |
| Hilda Lake | 432 | 548 |
| | 3,500 | 3,207 |
| Average prices ($/bbl) | | |
| Conventional properties | $ 30.65 | $ 19.51 |
| Hilda Lake | $ 30.27 | $ 17.04 |

[1] The net revenues from the Hilda Lake SAGD pilot are being capitalized and recorded as a reduction in the capital costs of the project until commercial production is achieved.

# Operations Review

## SEAL

BlackRock completed an active and successful winter drilling program at Seal. In addition to commencing development drilling on the Central block, we were able to test the remaining four blocks of land BlackRock holds in the area, all with positive results.

### *Central Block*

BlackRock received regulatory approval in February to begin the development of this block, which is expected to include up to 80 horizontal wells. During the first quarter, we drilled seven of these wells. However, due to commencement of spring break-up only two of the seven wells were completed. The two completed wells were each producing in excess of 250 barrels of oil per day prior to being shut-in. All of the wells drilled in the first quarter will be brought on production after spring break-up. BlackRock will drill five additional horizontal wells through break-up and intends to drill a total of 27 wells on this block in 2003. In addition to the horizontal well development, BlackRock drilled six delineation wells in order to confirm the overall development plan for the block. Results from these six wells confirmed aerial extent and pay thickness for our proposed development plan. BlackRock has a 50 percent working interest in 10 sections of land on this block.

### *North Block*

During the first quarter, we drilled a horizontal test well near the same location where mobile heavy oil was encountered from a vertical evaluation well tested last summer. The horizontal well, which produced at a rate of 200 barrels of oil per day for a short period prior to being shut-in for spring break-up, has the capacity to produce 250 barrels per day. The well will be put back on production when road bans are removed. An evaluation well located three miles to the south of this horizontal well encountered very heavy oil which may not be amenable to primary production methods. During the next winter drilling season, more evaluation wells will be drilled to further delineate the block. BlackRock has an average 75 percent working interest in 37 sections of land on this block.

### *Peace River Block*

BlackRock drilled a vertical evaluation well, which encountered mobile heavy oil. Oil quality is comparable to that on the Central and East blocks, but pay thickness is much greater, with 25 metres of oil pay. As a result of the positive results of this test, BlackRock followed up with a horizontal well on the block to assess well productivity. The well was only production tested for a short period of time before spring break-up; however, the well was producing 165 barrels of oil per day and appeared to be capable of producing in excess of 200 barrels of oil per day. Because the area is only accessible in the winter due to lack of road infrastructure, the well will be shut-in until next year. Plans for next winter include further testing of this well along with delineation wells to determine the size of this resource. The Peace River block has the potential to be comparable in size to the Central block. BlackRock has a 100 percent working interest in 8.25 sections of land on this block.

### *Peace River North Block*

Two evaluation wells were tested on this block, with one of the two wells encountering mobile heavy oil. BlackRock plans to follow up next winter with a horizontal well to test productivity along with delineation wells to aid in mapping the pool. This area also lacks year-round road infrastructure. BlackRock has the opportunity to earn a 50 percent working interest in 17 sections of land on this block.

### *West Block*

BlackRock drilled 2 evaluation wells on this block. Oil quality from both wells was encouraging. The first well encountered mobile oil but marginal reservoir quality and the second well encountered 12 metres of high-quality reservoir. We are encouraged by the results and

plan to drill additional evaluation wells in the future. This area is only accessible in the winter. BlackRock has a 50 percent working interest in 21.75 sections of land on this block.

*East Block*

Two successful horizontal wells that were drilled in 2001 continue to produce at rates of 130 barrels per day each and have established up to 40 potential horizontal drilling locations. BlackRock plans to submit a development application in late 2003 or early 2004. BlackRock has a 75 percent working interest in 21 sections of land on this block.

*Facilities*

Installing infrastructure is an important component of the Seal area development. BlackRock has commenced engineering work for the construction of a heavy oil treating facility at Seal. The facility will be designed for modular expansion as needed and will eventually tie-in to a proposed Seal heavy oil pipeline. We expect the facility to be operational in the fourth quarter this year. The other major infrastructure initiative is the construction of a heavy oil pipeline to transport crude from the area. BlackRock, as operator, has commenced engineering work and route selection for a Seal heavy oil pipeline, which would be scheduled for start-up in mid 2004.

## LLOYDMINSTER

No new drilling activities were undertaken in the Lloydminster area during the first quarter; however, the Company has a six-well program planned for June. This drilling activity will be undertaken in the Marsden and Forestbank areas.

## HILDA LAKE SAGD PILOT

During the first quarter, BlackRock installed artificial lift on one of the two producing horizontal wells to determine if it would increase oil production and reduce the required amount of steam injected. Although we have started to see positive response from this activity, we expect it will take four to six months before we can assess the results due to high fluid levels in the reservoir from five years of steaming operations.

Work is continuing on the 20,000 barrel per day SAGD commercial development application at Hilda Lake. During the first quarter BlackRock submitted its response to the EUB's request for supplementary information to our original application. BlackRock anticipates it will receive regulatory approval for the project in 2003.

The pilot continues to operate at production rates of about 430 barrels of oil per day. Production rates are restricted due to limited steam generation capacity for the pilot. To date, we have used lease gas to operate the steam generators; however, these gas reserves are nearly depleted and we will have to begin purchasing gas. We anticipate purchasing up to one million cubic feet of gas per day beginning in the summer.

## PRODUCTION

Oil production for the three months ended March 31, 2003 was 3,500 barrels per day, a 9 percent increase compared with 3,207 barrels per day for the same period in 2002. Drilling activity in the first quarter had a minimal impact on production as most of the wells were not completed due to spring break-up. These wells will be put on production in June and should result in production ramping up commencing in the third quarter.

AVERAGE DAILY PRODUCTION

| (bbls/d) | Three months ended March 31, 2003 | 2002 |
|---|---|---|
| Seal | **879** | 709 |
| Lloydminster | **2,189** | 1,950 |
| Hilda lake | **432** | 548 |
| | **3,500** | 3,207 |

# Management's Discussion and Analysis of Financial Results

*Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2003 and the audited financial statements and MD&A for the year ended December 31, 2002.*

Oil prices in the first quarter of 2003 remained strong reflecting production disruptions in Venezuela and the conflict in the Middle East. For the first three months of 2003, crude prices (WTI) averaged US$33.86 per barrel, a 56 percent increase from the first quarter last year. Heavy oil differentials widened in the first quarter; however, as a percentage of light oil, heavy oil prices were also very strong, averaging 78 percent of the WTI reference price. The Bow River heavy oil differential averaged US$7.50 per barrel in 2003 compared with US$5.17 per barrel for the first quarter of 2002. Heavy oil differentials will typically narrow somewhat in the summer months due to higher demand resulting from road paving. It is anticipated that crude prices will trend down now that the conflict with Iraq is coming to an end and the threat of a lengthy supply disruption has abated. During the first quarter of 2003, the value of the Canadian dollar has been improving relative to the U.S. dollar. Because the Company is ultimately paid in Canadian dollars, the improving U.S./Cdn. dollar exchange rate will reduce the crude oil price we receive.

| (US$/bbl) | 2003 | 2002 | 5 year Average |
|---|---|---|---|
| Crude oil price (WTI) | **$ 33.86** | $ 21.64 | $ 23.17 |
| Bow River heavy differential | **$ 7.50** | $ 5.17 | $ 6.15 |
| Bow River price as a % of WTI | **78** | 76 | 73 |

QUARTERLY COMPARISON

| | Q1 2003 | Q4 2002 | Q3 2002 | Q2 2002 | Q1 2002 |
|---|---|---|---|---|---|
| Production (bbls/day) | **3,068** | 2,916 | 3,059 | 3,074 | 2,659 |
| Revenue ($000s) | **8,463** | 6,338 | 7,870 | 6,537 | 4,669 |
| Cash flow from operations ($000s) | **4,595** | 2,782 | 4,125 | 3,341 | 2,056 |
| Net earnings ($000s) | **1,690** | 581 | 1,639 | 1,185 | 411 |
| Per share | **0.02** | 0.01 | 0.02 | 0.02 | 0.01 |

## Results of Operations

Gross revenues for the first quarter of 2003 were $8.5 million, an 81 percent increase from the first quarter of 2002. The increase is due to a combination of increased production volumes and significantly higher crude oil prices received during the quarter. BlackRock's crude oil production from conventional heavy oil properties averaged 3,068 barrels of oil per day for the first quarter of 2003 compared with 2,659 barrels of oil per day for the same period in 2002. The successful drilling activity undertaken in the first quarter did not have a significant impact on production as most of the wells were not completed prior to spring break-up. These wells will likely be placed on production in June and will therefore begin to affect overall production levels in the third quarter. The average wellhead price received in the first quarter was $30.65 per barrel, a 57 percent increase from the price of $19.51 received for the same period in 2002.

Royalties increased to $1.4 million in 2003 from $0.8 million in 2002, or 17 percent of revenues in each year.

Production expenses increased to $1.9 million in the first quarter of 2003 from $1.2 million in 2002, primarily due to higher production levels. On a per barrel basis, operating costs were $7.05 compared with $5.14 in 2002. The increase is due to higher costs associated with more mature fields in Saskatchewan. As production from Seal increases we anticipate that overall production expenses will decrease on a per barrel basis.

General and administrative costs were $0.5 million for the first three months of 2003, comparable with 2002. On a per barrel basis, general and administrative costs were $1.78 in 2003 compared to $1.94 in 2002, reflecting higher production levels.

Depletion and depreciation expense increased to $1.8 million or $6.43 per barrel in the first three months of 2003 compared to $1.3 million or $5.34 per barrel for the same period last year. The increase is due to higher production levels. We anticipate the per barrel depletion rates will trend downward as we fully develop Seal and items such as up-front infrastructure costs are amortized over a larger reserve base.

Current tax expenses were $266,000 during the first three months of 2003, comprised of federal Large Corporation Tax and Saskatchewan Resource Surcharge. The effective tax rate (exclusive of capital taxes) was 37 percent in the first quarter. The proposed changes to the taxation of oil and gas income in the most recent federal budget have not been enacted and, therefore, have not been reflected in these financial statements.

Cash flow from operations increased 123 percent to $4.6 million, or $0.06 per share, in the first three months of 2003 compared to $2.1 million for the same period in 2002. Net income for the first quarter of 2003 was $1,690,000, or $0.02 per share, compared with earnings of $411,000 in 2002.

All revenues and expenses from the Hilda Lake SAGD project are being recorded as an adjustment to capitalized costs until the project reaches the commercial production stage. During the first quarter of 2003, the Hilda Lake project sold an average of 432 barrels of oil per day, resulting in additional revenues

| NETBACKS ($/boe) | **Q1 2003** | Q4 2002 | Q3 2002 | Q2 2002 | Q1 2002 |
|---|---|---|---|---|---|
| Revenue | **$ 30.65** | $ 23.63 | $ 27.97 | $ 23.37 | $ 19.51 |
| Royalties | **5.20** | 3.48 | 4.49 | 4.00 | 3.34 |
| Operating costs | **7.05** | 8.38 | 7.23 | 6.14 | 5.14 |
| Field netback | **$ 18.40** | $ 11.77 | $ 16.25 | $ 13.23 | $ 11.03 |

and cash flow of $1,176,000 and $695,000 (2002 - $840,000 and $500,000) respectively. For the three months ended March 31, 2003, wellhead prices at Hilda Lake averaged $30.27 per barrel, compared to $17.04 per barrel for the same period in 2002. Operating costs at Hilda Lake will increase later in the year as we begin to purchase natural gas to operate the steam generators. We anticipate purchasing up to one million cubic feet of gas per day in the second half of the year. We have not entered into any fixed price contracts for the purchase of gas and, accordingly, will pay market rates at the time of purchase for this gas.

## Liquidity and Capital Resources

Capital expenditures were $7.8 million in the first quarter of 2003 compared with $2.6 million in the first quarter of 2002. The majority of expenditures were incurred in the Seal area in northern Alberta, where the Company drilled nine horizontal wells and 11 vertical evaluation wells.

At March 31, 2003, BlackRock had working capital of $29.1 million and no long-term debt. The decrease in working capital from year-end 2002 was due to the capital expenditure program undertaken in the first quarter of 2003.

## Outlook

Our focus over the next few years will be at Seal. The results of our first quarter drilling program indicate considerable upside potential for the area, in addition to the large development program already planned. We have increased our capital expenditure program to $35 million for 2003 and have established a preliminary capital expenditure target of $70 million over the next two years. Based on the drilling activities planned, we anticipate exiting 2003 at production levels of approximately 5,500 barrels per day.



John Festival
President
May 13, 2003

*This document contains forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties and other factors that could influence actual results are described in documents filed with regulatory authorities.*

BALANCE SHEETS
(unaudited)

| As at (Cdn$ in thousands) | March 31, 2003 | December 31, 2002 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and term deposits | $ 34,776 | $ 34,054 |
| Accounts receivable | 7,711 | 4,199 |
| Prepaid expenses | 147 | 187 |
| | 42,634 | 38,440 |
| Oil and gas properties (note 2) | 55,582 | 49,435 |
| Other assets | 56 | 60 |
| | $ 98,272 | $ 87,935 |
| **Liabilities and shareholders' equity** | | |
| Current liabilities | | |
| Accounts payable and accruals | $ 13,491 | $ 6,111 |
| Provision for site restoration | 1,294 | 1,156 |
| Future income taxes | 8,009 | 6,880 |
| | 22,794 | 14,147 |
| Shareholders' equity | | |
| Common shares (note 3) | 80,669 | 80,669 |
| Deficit | (5,191) | (6,881) |
| | 75,478 | 73,788 |
| | $ 98,272 | $ 87,935 |

STATEMENTS OF OPERATIONS AND DEFICIT
(unaudited)

| Three months ended March 31, (Cdn$ in thousands, except per share amounts) | 2003 | 2002 |
|---|---|---|
| **Revenue** | | |
| Oil and gas | $ 8,463 | $ 4,669 |
| Royalties | (1,436) | (800) |
| | 7,027 | 3,869 |
| **Operating expenses** | | |
| Production | 1,947 | 1,231 |
| General and administrative | 491 | 464 |
| Depletion and depreciation | 1,776 | 1,278 |
| | 4,214 | 2,973 |
| | 2,813 | 896 |
| Other income | | |
| Interest income | 272 | 28 |
| Earnings before taxes | 3,085 | 924 |
| Provision for income taxes | | |
| Current taxes | 266 | 146 |
| Future income taxes | 1,129 | 367 |
| | 1,395 | 513 |
| **Earnings for the period** | 1,690 | 411 |
| Deficit, beginning of period | (6,881) | (10,697) |
| Deficit, end of period | $ (5,191) | $ (10,286) |
| Earnings per share (note 5) | | |
| Basic | $ 0.02 | $ 0.01 |
| Diluted | $ 0.02 | $ 0.01 |

## STATEMENTS OF CASH FLOWS
(unaudited)

| Three months ended March 31, (Cdn$ in thousands, except per share amounts) | 2003 | 2002 |
|---|---|---|
| Cash provided by (used in): | | |
| **Operating activities** | | |
| Earnings for the period | $ 1,690 | $ 411 |
| Non-cash charges to earnings | | |
| Depletion and depreciation | 1,776 | 1,278 |
| Future income taxes | 1,129 | 367 |
| Funds from operations | 4,595 | 2,056 |
| Net change in non-cash working capital | (224) | (1,569) |
| | 4,371 | 487 |
| **Investment activities** | | |
| Additions to oil and gas properties | (7,781) | (2,606) |
| Net change in non-cash working capital | 4,132 | 1,983 |
| | (3,649) | (623) |
| **Financing activities** | | |
| Net proceeds on issue of common shares | – | 17,325 |
| Increase in cash | 722 | 17,189 |
| Cash and term deposits, beginning of period | 34,054 | 1,693 |
| Cash and term deposits, end of period | $ 34,776 | $ 18,882 |
| Supplemental disclosure: | | |
| Cash interest received | $ 236 | $ 16 |
| Cash taxes paid (Saskatchewan resource tax and federal large corporation tax) | $ 266 | $ 146 |

# Notes to Financial *Statements*

(unaudited)

Three months ended March 31, 2003

1. BASIS OF PRESENTATION

The accompanying financial statements have been prepared without audit. These interim financial statements have been prepared following the same accounting policies and methods used in the financial statements for the year ended December 31, 2002. These financial statements should be read in conjunction with the audited financial statements included in the Company's 2002 annual report.

2. OIL AND GAS PROPERTIES

| (Cdn $ in thousands) | March 31, 2003 | December 31, 2002 |
|---|---|---|
| Petroleum and natural gas interests | $ 55,188 | $ 46,991 |
| Accumulated depletion and depreciation | (13,543) | (11,911) |
| | 41,645 | 35,080 |
| Hilda Lake SAGD project | 13,937 | 14,355 |
| | $ 55,582 | $ 49,435 |

During the three months ended March 31, 2003, the Company capitalized $272,000 (2002 – $280,000) of general and administrative costs related to exploration and development activity.

At March 31, 2003, the depletion and depreciation calculation excluded unproved properties (principally undeveloped land and the Hilda Lake SAGD project) of $20,529,000 (2002 - $20,755,000).

The Company's activities include the construction and operation of a pilot plant on its Hilda Lake Alberta bitumen property using the Steam Assisted Gravity Drainage ("SAGD") technology, following which a determination will be made regarding commercial production. The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest.

## 3. CAPITAL STOCK

*(a) Authorized:*

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

*(b) Issued:*

| COMMON SHARES | Number of shares | Amount |
|---|---|---|
| | | (Cdn $ in thousands) |
| Balance, December 31, 2002 | 72,357,638 | $ 80,669 |
| No changes during the period | – | – |
| **Balance, March 31, 2003** | **72,357,638** | **$ 80,669** |

*(c) Stock based compensation:*

The Company does not recognize compensation expense for stock options granted to employees and directors. During the three months ended March 31, 2003, the Company did not issue any stock options. If the Company had applied the fair value method to all stock options granted after January 1, 2002, net earnings and earnings per share would have been adjusted to the following proforma amounts:

| (Cdn $ in thousands, except per share amounts) | 2003 | 2002 |
|---|---|---|
| Net earnings for the period, as reported | $ 1,690 | $ 411 |
| Net earnings for the period, proforma | 1,536 | 404 |
| Earnings per share, as reported | 0.02 | 0.01 |
| Earnings per share, proforma | $ 0.02 | $ 0.01 |

The following table sets out the weighted average assumptions used in applying the Black-Scholes model:

| | | |
|---|---|---|
| Fair value of options granted | – | $ 3,071,000 |
| Risk-free interest rate | n/a | 4.58% |
| Expected life (in years) | n/a | 5 |
| Expected volatility | n/a | 0.61 |
| Dividends per share | – | – |

## 4. Bank Credit Facilities

As at March 31, 2003, the Company has a demand revolving credit facility with a Canadian chartered bank with an authorized credit limit of $5 million. Advances under the facility bear interest at the bank's prime lending rate plus 1/4 percent per annum. The authorized credit limit is subject to annual review and redetermination. The facility is secured by a fixed and floating debenture in the amount of $8 million on the Company's oil and gas properties other than the Hilda Lake property. At March 31, 2003, there were no advances outstanding under this facility.

## 5. Earnings Per Share

| | 2003 | 2002 |
|---|---|---|
| Net earnings (Cdn $ in thousands) | $ 1,690 | $ 411 |
| Weighted average number of shares outstanding | 72,357,638 | 58,558,504 |
| Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of employee stock options | 2,213,050 | 2,139,893 |
| Basic earnings per share | $ 0.02 | $ 0.01 |
| Diluted earnings per share | $ 0.02 | $ 0.01 |

## 6. Financial instruments

Periodically, the Company will enter into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. As of March 31 2003, none of the Company's future production was hedged.

## Corporate Information

*DIRECTORS*

**Kenneth F. Williamson**[2]
Chairman of BlackRock Ventures Inc.
Independent Consultant
Toronto, Ontario

**C. Bruce Burton**[1]
Independent Consultant
Thornhill, Ontario

**John Festival**
President of BlackRock Ventures Inc.
Calgary, Alberta

**Victor Luhowy**[1]
President, BelAir Energy Corporation
Calgary, Alberta

**Kent J. MacIntyre**[1,2]
Independent Businessman
Calgary, Alberta

**Seymour Schulich**[2]
Chairman
Newmont Capital Limited
Toronto, Ontario

1. Audit Committee
2. Governance Committee

*OFFICERS*

**John Festival**
President

**Don Cook**
Vice-President, Finance,
Chief Financial Officer and
Secretary

**Brad Gardiner**
Vice-President, Production

**Timothy Kozmyk**
Vice-President, Exploration

*BANKERS*
Canadian Western Bank
Calgary, Alberta

*RESERVES ENGINEERS*
Sproule Associates Limited
Calgary, Alberta

*AUDITORS*
PricewaterhouseCoopers LLP
Calgary, Alberta

*LEGAL COUNSEL*
Bennett Jones LLP
Calgary, Alberta

*HEAD OFFICE*
#400, 435 – 4 Avenue SW
Calgary, Alberta T2P 3A8
Ph: (403) 233-2253
Fax: (403) 263-0437
Website: www.blackrock-ven.com
Email: info@blackrock-ven.com

*TRANSFER AGENT AND REGISTRAR*
CIBC Mellon Trust Company
#600, 333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

Inquiries about shareholdings, address changes, or lost certificates should be directed to:
Answer Line
(416) 643-5500
or toll-free throughout
North America at
1-800-387-0825
Website: www.cibcmellon.ca
Email: enquiries@cibcmellon.ca

*STOCK SYMBOL*
The Toronto Stock Exchange – "BVI"



**BLACKROCK**

#400, 435 – 4 Avenue SW
Calgary, Alberta T2P 3A8
Ph: (403) 233-2253
Fax: (403) 263-0437
www.blackrock-ven.com